Exhibit 99.1

Tarena International, Inc. Announces Results for the Fourth Quarter 2015 and Fiscal Year 2015

Fourth Quarter Net Revenues Increased by 51.2% Year-Over-Year, Exceeding Guidance

Fourth Quarter Net Income Increased by 92.2% Year-Over-Year

Non-GAAP Fourth Quarter Net Income Increased by 86.8% Year-Over-Year

Fiscal Year Net Revenues Increased by 38.9% Year-Over-Year, Exceeding Guidance

Fiscal Year Net Income Increased by 16.3% Year-Over-Year

Non-GAAP Fiscal Year Net Income Increased by 18.2% Year-Over-Year

Declares Annual Special Cash Dividend of $0.15 per Ordinary Share or $0.15per ADS

BEIJING, March 7, 2016–Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•	Net revenues increased by 51.2% year-over-year to US$60.0 million from US$39.7 million in the same period in 2014, exceeding the high end of the Company’s previous guidance of US$54.0 million to US$56.0 million.
•	Gross profit increased by 55.6% year-over-year to US$44.9 million from US$28.8 million in the same period in 2014.
•	Operating income increased by 145.9% year-over-year to US$14.0 million from US$5.7 million in the same period in 2014. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 131.1% year-over-year to US$15.4 million from US$6.7 million in the same period in 2014.
•	Net income increased by 92.2% year-over-year to US$14.5 million from US$7.5 million in the same period in 2014. Non-GAAP net income, which excluded share-based compensation expenses, increased by 86.8%year-over-year to US$15.9 million from US$8.5 million in the same period in 2014.
•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.27 and US$0.25, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.29 and US$0.27, respectively. Each ADS represents one Class A ordinary share.
•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the fourth quarter of 2015 increased by 36.8% year-over-year to 23,466.
•	Total student enrollments, defined as the total number of new students recruited and registered, in the fourth quarter of 2015 increased by 41.7% year-over-year to 22,781.

Fiscal Year 2015 Highlights

•	Net revenues increased by 38.9% year-over-year to US$189.2 million from US$136.2 million in fiscal year 2014, exceeding the high end of the Company’s previous guidance of US$183.2 million to US$185.2 million.
•	Gross profit increased by 39.6% year-over-year to US$135.6 million from US$97.1 million in fiscal year 2014.
•	Operating income increased by 32.1% year-over-year to US$25.3 million from US$19.2 million in fiscal year 2014. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 31.8 % year-over-year to US$30.6 million from US$23.2 million in fiscal year 2014.
•	Net income increased by 16.3% year-over-year to US$28.7 million from US$24.7 million in fiscal year 2014. Non-GAAP net income, which excluded share-based compensation expenses, increased by 18.2% year-over-year to US$34.0 million from US$28.8 million in fiscal year 2014.
•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.53 and US$0.49, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.63 and US$0.58, respectively.
•	Cash, cash equivalents, restricted cash and time deposits totaled US$189.1 million as of December 31, 2015, compared to US$166.8 million as of December 31, 2014.
•	Deferred revenue totaled US$25.3 million as of December 31, 2015, compared to US$19.3 million as of December 31, 2014.
•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the fiscal year of 2015 increased by 35.1% year-over-year to 78,729.
•	Total student enrollments, defined as the total number of new students recruited and registered, in the fiscal year of 2015 increased by 40.2% year-over-year to 84,041.
•	Total seat capacity, defined as the total number of seats available in our learning centers, increased by 34.5% to 42,434 as of December 31, 2015, from 31,545 as of December 31, 2014.
•	Total number of learning centers increased to 134 as of December 31, 2015, from 118 as of December 31, 2014.

“2015 marked our second fiscal year as a public company and we again finished it on a strong note. Our net revenues for the fourth quarter and for the year grew by 51%and 39%, respectively, supported by robust growth in student enrollment, continued business expansion into new verticals as well as strengthened brand recognition nationwide,” said Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“In 2015, our efforts to diversify course offerings and expanding beyond our core strength in IT continued to bear fruits. Both IT and non-IT courses experienced strong growth to result in a 40% year-over-year student enrollment growth. IT courses grew by 31% and accounted for 59% of the total student enrollments in 2015 and non-IT courses grew even faster by 55% to account for the remaining 41% of the total student enrollments. In addition, we launched Tongcheng and Tongmei courses in the fourth quarter to target younger audience, further expanding our customer base and increasing center utilization and profitability,” Mr. Han continued.

“Lastly, we are especially proud that we continued to deliver excellent education quality and students outcomes in 2015, achieving once again the 4-month post-course job placement rate of above 95%. Such results will continue to build our brand recognition and solidify our leading position in China’s professional education services market,” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “in the fourth quarter, in addition to the robust revenue and student enrollment growth, we are particularly pleased with the significant year-over-year improvement in profitability. Our gross margin in the fourth quarter increased by 210 basis points year-over-year while non-GAAP operating margin increased by 890 basis points year-over-year. After a transitional second quarter in 2015, we have delivered two consecutive strong quarters with solid margins. The company is now fully back on track in terms of profitability and this positions us well for continued strong performance in 2016.”

Dividend

The Company announced today that its Board of Directors has approved and declared a cash dividend of $0.15 per ordinary share. Holders of Tarena’s ADS, each representing one ordinary share of TEDU, are accordingly entitled to the cash dividend of $0.15 per ADS. The cash dividend will be paid on or about May 30, 2016 to shareholders of record as of the close of trading on April 6, 2016. The aggregate amount of cash dividends to be paid is approximately US$8.6 million, which will be funded by surplus cash on the Company's balance sheet.

Subject to the Company's ongoing financial performance, cash position, budget and business plan and market conditions, the Company may, on an annual basis, consider paying a special dividend.

Change of Management

The Company announced today that effective March 31, 2016, Mr. Suhai Ji will step down as co-Chief Financial Officer for personal reasons, but remain as a senior advisor to the company, and current co-Chief Finance Officer, Mr. Yudo (Dennis) Yang will become the Chief Financial Officer.

“On behalf of the Company, I would like to extend our special thanks to Suhai for his valuable contribution and support to Tarena,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “Suhai was instrumental in the successful completion of our initial public offering in 2014 and later in leading our corporate finance, capital markets and investor relations functions. We wish him the best of luck and every success in his future endeavors.”

Fourth Quarter 2015 Results

Net Revenues

Net revenues increased by 51.2% to US$60.0 million in the fourth quarter of 2015, from US$39.7 million in the same period in 2014. The increase was primarily due to increased course enrollments and to a less extent, an increase in the standard tuition fees.

Total course enrollments in the fourth quarter of 2015 increased by 36.8% to 23,466 from 17,155 in the same period in 2014, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased to 16 from 12 in the fourth quarter year-over-year, while the total seat capacity in our learning centers increased by 34.5% to 42,434 as of December 31,2015 from 31,545 as of December 31, 2014 to cater to the increased demand for our courses.

In March 2015, we raised the standard tuition fees on most of our courses by RMB1,000 per course to RMB17,800. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 80%/20% and 82%/18% in the fourth quarter of 2015 and 2014, respectively.

Cost of Revenues

Cost of revenues increased by 39.5% to US$15.1 million in the fourth quarter of 2015, from US$10.8 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased seat capacity, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 55.6% to US$44.9 million in the fourth quarter of 2015, from US$28.8 million in the same period in 2014. Gross margin increased to 74.8% in the fourth quarter of 2015 from 72.7% in the same period in 2014. The improvement in gross margin was mainly due to increased operational scale for our learning centers. Our overall center utilization rate in the fourth quarter of 2015 decreased to 72% from 75% in the same period in 2014, mainly due to increased seat capacity and renovation in certain centers in preparation for Tongcheng and Tongmei programs.

Operating Expenses

Total operating expenses increased by 33.4% to US$30.9 million in the fourth quarter of 2015, from US$23.1 million in the same period in 2014. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 32.9% to US$29.5 million in the fourth quarter of 2015, from US$22.2 million in the same period in 2014. Total share-based compensation expenses allocated to the related operating expenses increased by 44.6% to US$1.4 million in the fourth quarter of 2015, from US$1.0 million in the same period in 2014.

Selling and marketing expenses increased by 36.1% to US$16.8 million in the fourth quarter of 2015, from US$12.3 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers.

General and administrative expenses increased by 28.5% to US11.8 million in the fourth quarter of 2015, from US$9.1 million in the same period in 2014. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance and higher share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 27.1% to US$10.5 million, from US$8.3 million in the same period in 2014.

Research and development expenses increased by 40.6% to US$2.3 million in the fourth quarter of 2015, from US$1.7 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 145.9% to US$14.0 million in the fourth quarter of 2015, from US$5.7 million in the same period in 2014. Operating margin was 23.4% in the fourth quarter of 2015 as compared to 14.4% in the same period in 2014. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 131.1% to US$15.4 million in the fourth quarter of 2015, from US$6.7 million in the same period in 2014. Non-GAAP operating margin was 25.8% in the fourth quarter of 2015 as compared to 16.9% in the same period in 2014.

Interest Income, Net

Net interest income was US$1.9 million in the fourth quarter of 2015, compared to US$1.5 million in the same period in 2014. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Loss

Foreign exchange loss was US$1.7 million in the fourth quarter of 2015, compared to US$0.3 million foreign exchange gain in the same period in 2014. The loss was attributable to the depreciation of China’s RMB against U.S. dollar as a significant portion of the Company’s IPO proceeds in April 2014 had been converted into RMB and placed in bank deposits.

Income Tax Expense

Income tax expense was US$0.1 million in the fourth quarter of 2015, compared to US$0.5 million in the same period in 2014. The decrease was mainly due to a decrease in the effective income tax rate to 1.0% in the fourth quarter of 2015 from 6.7% in the same period in 2014, partially offset by higher profit before tax. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018, as well as more profit before tax being generated by the tax exempt subsidiary.

Net Income

As a result of the foregoing, net income increased by 92.2% to US$14.5 million in the fourth quarter of 2015, from US$7.5 million in the same period in 2014. Non-GAAP net income, which excluded share-based compensation expenses, increased by 86.8% year-over-year to US$15.9 million from US$8.5 million in the same period in 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.27 and US$0.25 respectively in the fourth quarter of 2015. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.29 and US$0.27, respectively.

Cash Flow

Net operating cash flow for the fourth quarter of 2015 was approximately US$12.9 million. Capital expenditures for the quarter were US$3.5 million.

Fiscal Year 2015 Results

Net Revenues

Net revenues increased by 38.9% to US$189.2 million from US$136.2 million in fiscal year 2014. The increase was primarily due to increased course enrollments and to a less extent, an increase in the standard tuition fees and student enrollment mix from retail and university channels.

Total course enrollments in fiscal year 2015 increased by 35.1% year-over-year to 78,729 from 58,264 in fiscal year 2014, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased to 16 in fiscal year 2015 from 12 in fiscal year 2014 while the number of our learning centers increased to 134 as of December 31, 2015 from 118 as of December 31, 2014 to cater to the increased demand for our courses.

In March 2015, we raised the standard tuition fees on most of our courses by RMB1,000 per course to RMB17,800. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 84%/16% and 82%/18% in the fiscal year of 2015 and 2014, respectively.

Cost of Revenues

Cost of revenues increased by 37.1% to US$53.6 million in fiscal year 2015, from US$39.1 million in fiscal year 2014. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 39.6% to US$135.6 million in fiscal year 2015, from US$97.1 million in fiscal year 2014. Gross margin increased to 71.7% in fiscal year 2015 from 71.3% in fiscal year 2014. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in fiscal year 2015 increased to 73% from 71% in fiscal year 2014.

Operating Expenses

Total operating expenses increased by 41.5% to US$110.3 million in fiscal year 2015, from US$78.0 million in fiscal year 2014 as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 42.1% to US$105.1 million in fiscal year 2015, from US$74.0 million in fiscal year 2014. Total share-based compensation expenses allocated to the related operating expenses increased by 29.3% to US$5.2 million in fiscal year 2015, from US$4.0 million in fiscal year 2014.

Selling and marketing expenses increased by 45.3% to US$61.8 million in fiscal year 2015, from US$42.6 million in fiscal year 2014. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers.

General and administrative expenses increased by 34.8% to US$40.4 million in fiscal year 2015, from US$29.9 million in fiscal year 2014. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance and higher share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 36.1% to US$35.8 million, from US$26.3 million in fiscal year 2014.

Research and development expenses increased by 49.0% to US$8.1 million in fiscal year 2015, from US$5.4 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income increased by 32.1%to US$25.3 million in fiscal year 2015, from US$19.2 million in fiscal year 2014. Operating margin was 13.4% in fiscal year 2015 as compared to 14.1% in fiscal year 2014. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 31.8% to US$30.6 million in fiscal year 2015, from US$23.2 million in fiscal year 2014. Non-GAAP operating margin was 16.2% in fiscal year 2015 as compared to 17.1% in fiscal year 2014.

Interest Income, Net

Net interest income was US$6.9 million in fiscal year 2015, compared to US$4.4 million in fiscal year of 2014. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Loss

Foreign exchange loss was US$4.7 million in fiscal year 2015, compared to US$1.2 million foreign exchange gain in fiscal year 2014. The loss was attributable to the depreciation of China’s RMB against U.S. dollar as a significant portion of the Company’s IPO proceeds in April 2014 had been converted into RMB and placed in bank deposits.

Income Tax Expense

Income tax expense was US$0.6 million in fiscal year 2015, compared to US$2.4 million in the same period in 2014. The decrease was mainly due to a decrease in the effective income tax rate to 2.2% in fiscal year 2015 from 8.9% in fiscal year 2014, partially offset by higher profit before tax. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018, as well as more profit before tax being generated by the tax exempt subsidiary.

Net Income

As a result of the foregoing, net income increased by 16.3% to US$28.7 million in fiscal year 2015, from US$24.7 million in fiscal year 2014. Non-GAAP net income, which excluded share-based compensation expenses, increased by 18.2% to US$34.0 million in fiscal year 2015 from US$28.8 million in fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.53 and US$0.49 respectively in fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.63 and US$0.58, respectively.

Cash Flow

Net operating cash flow for fiscal year 2015 was approximately US$55.7 million. Capital expenditures for fiscal year 2015 were US$16.1 million.

Shares Issued and Outstanding

As of December 31, 2015, the Company had 43,988,425 Class A and 10,574,896 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Taking into consideration the recent significant change in RMB exchange rate against the U.S. dollar, based on the Company's current estimates, total net revenues for the first quarter of 2016 are expected to be between US$38.5 million and US$39.5 million, representing an increase of 37% to 40% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 43% to 46% on a year-over-year basis for the first quarter of 2016.

The Company also expects its total net revenues for the full year of 2016 to be between US$230 million and US$236 million, representing an increase of 22% to 25% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 28% to 31% on a year-over-year basis for the fiscal year 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth quarter of 2015 and fiscal year 2015 at 8:00PM. U.S. Eastern Time on Monday, March 7, 2016(9:00 AM Beijing Time on Tuesday, March 8, 2016).

The dial-in details for the live conference call are as follows:

United States: 855 298 3404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +65 6823 2299

Conference ID: 3285619

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through March 14, 2016.Thedial-in details for the replay are:

United States: 1866 846 0868

Hong Kong: 800 966 697

China Mainland: 400 1842240

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

Conference ID: 3285619

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the first quarter and full year of 2016 and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in eleven IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 290,000 students, cooperated with more than 620 universities and colleges and placed students with approximately 70,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company's business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31	December 31
	2015	2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	79,145,296	42,659,791
Time deposits	69,280,200	106,834,876
Restricted cash	23,099,668	—
Accounts receivable, net of allowance for doubtful accounts	22,637,451	23,184,239
Prepaid expenses and other current assets	10,179,811	8,730,124
Total current assets	204,342,426	181,409,030
Time deposits	17,590,693	17,313,054
Accounts receivable, net of allowance for doubtful accounts	1,196,747	1,488,251
Property and equipment, net	19,690,779	13,373,950
Long-term Investment	3,695,946	—
Other non-current assets	8,178,969	4,369,889
Total assets	254,695,560	217,954,174

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	679,549	319,138
Amounts due to a related party	135,393	—
Income taxes payable	8,669,015	5,394,036
Deferred revenue	25,336,265	19,276,602
Accrued expenses and other current liabilities	12,294,473	8,439,410
Total current liabilities	47,114,695	33,429,186
Other non-current liabilities	1,437,238	1,637,756
Total liabilities	48,551,933	35,066,942

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	44,914	23,712
Class B ordinary shares	10,575	28,733
Treasury stock(a)	(7,738,834)	—
Additional paid-in capital	144,776,619	135,886,427
Accumulated other comprehensive income(loss)	(4,905,419)	1,701,598
Retained earnings	73,955,772	45,246,762
Total shareholders’ equity	206,143,627	182,887,232
Total liabilities and shareholders’ equity	254,695,560	217,954,174

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of December 31, 2015, the Company repurchased 926,113 Class A ordinary shares from the open market with the net consideration of US$7,738,834.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended December 31		For the Year Ended December 31
	2015	2014	2015	2014
	US$	US$	US$	US$
Net revenues	59,965,087	39,650,361	189,189,530	136,204,017
Cost of revenues(a)	(15,088,211)	(10,814,716)	(53,569,964)	(39,079,756)
Gross profit	44,876,876	28,835,645	135,619,566	97,124,261
Selling and marketing expenses(a)	(16,772,612)	(12,324,425)	(61,824,142)	(42,562,280)
General and administrative expenses(a)	(11,752,887)	(9,149,652)	(40,358,751)	(29,947,822)
Research and development expenses(a)	(2,333,721)	(1,659,859)	(8,112,739)	(5,445,668)
Operating income	14,017,656	5,701,709	25,323,934	19,168,491
Interest income	1,945,746	1,479,865	6,862,762	4,360,315
Foreign exchange gain(loss)	(1,683,550)	322,115	(4,737,644)	1,196,530
Other income	356,057	581,409	1,897,019	2,370,736
Income before income taxes	14,635,909	8,085,098	29,346,071	27,096,072
Income tax expense	(141,014)	(544,897)	(637,061)	(2,404,824)
Net income	14,494,895	7,540,201	28,709,010	24,691,248
Accretion of convertible redeemable preferred shares	-	-	-	(576,431)
Net income attributable to Class A and Class B ordinary shareholders(b)	14,494,895	7,540,201	28,709,010	24,114,817

Net income per Class A and Class B ordinary share(c):
Basic	0.27	0.15	0.53	0.51
Diluted	0.25	0.13	0.49	0.44
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	54,451,142	51,659,851	53,767,810	41,223,389
Diluted	58,193,646	58,778,128	58,750,856	47,770,132

Net income	14,494,895	7,540,201	28,709,010	24,691,248
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(2,656,525)	462,709	(6,607,017)	66,678
Comprehensive income	11,838,370	8,002,910	22,101,993	24,757,926

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended December 31		For the Year Ended December 31
	2015	2014	2015	2014
	US$	US$	US$	US$
Cost of revenues	30,478	16,318	106,707	56,743
Selling and marketing expenses	92,099	49,482	314,575	168,601
General and administrative expenses	1,210,929	853,621	4,540,855	3,627,078
Research and development expenses	92,427	62,049	324,754	209,737

(b)	Net income attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company's IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended December 31		For the Year Ended December 31
	2015	2014	2015	2014
	US$	US$	US$	US$
GAAP Cost of revenues	15,088,211	10,814,716	53,569,964	39,079,756
Share-based compensation expense in cost of revenues	30,478	16,318	106,707	56,743
Non-GAAP cost of revenues	15,057,733	10,798,398	53,463,257	39,023,013

GAAP Selling and marketing expenses	16,772,612	12,324,425	61,824,142	42,562,280
Share-based compensation expense in selling and marketing expenses	92,099	49,482	314,575	168,601
Non-GAAP selling and marketing expenses	16,680,513	12,274,943	61,509,567	42,393,679

GAAP General and administrative expenses	11,752,887	9,149,652	40,358,751	29,947,822
Share-based compensation expense in general and administrative expenses	1,210,929	853,621	4,540,855	3,627,078
Non-GAAP general and administrative expenses	10,541,958	8,296,031	35,817,896	26,320,744

GAAP Research and development expenses	2,333,721	1,659,859	8,112,739	5,445,668
Share-based compensation expense in research and development expenses	92,427	62,049	324,754	209,737
Non-GAAP research and development expenses	2,241,294	1,597,810	7,787,985	5,235,931

Operating income	14,017,656	5,701,709	25,323,934	19,168,491
Share-based compensation expenses	1,425,933	981,470	5,286,891	4,062,159
Non-GAAP operating income	15,443,589	6,683,179	30,610,825	23,230,650

Net income	14,494,895	7,540,201	28,709,010	24,691,248
Share-based compensation expense	1,425,933	981,470	5,286,891	4,062,159
Non-GAAP net income	15,920,828	8,521,671	33,995,901	28,753,407
Accretion of convertible redeemable preferred shares	-	-	-	(576,431)
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	15,920,828	8,521,671	33,995,901	28,176,976

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	0.29	0.16	0.63	0.59
Diluted	0.27	0.14	0.58	0.51
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(b)
Basic	54,451,142	51,659,851	53,767,810	41,223,389
Diluted	58,193,646	58,778,128	58,750,856	47,770,132

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.